SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company)

INNOTRAC CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share	45767M109
(Titles of classes of securities)	(CUSIP number of class of securities)

Stephen G. Keaveney Chief Financial Officer Innotrac Corporation 6465 East Johns Crossing Johns Creek, GA 30097
(678) 584-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

David A. Stockton, Esq. Kilpatrick Townsend & Stockton LLP 1100 Peachtree St., Suite 2800 Atlanta, GA 30309 (404)815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, and amended on December 5, 2013, December 11, 2013, and December 23, 2013 (as amended or supplemented from time to time, the “Statement”) by Innotrac Corporation, a Georgia corporation (the “Company”). The Statement relates to the tender offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”), and its direct owner, Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed with the SEC by Purchaser, Parent, and certain other affiliates, on December 4, 2013. The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of the Company’s Common Stock at a purchase price of $8.20 per share, in cash, subject to required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are annexed to and filed with the Schedule TO.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by inserting, immediately before the subsection entitled “Cautionary Note Regarding Forward-Looking Statements,” the following new subsection:

“Final Results of the Offer

The Offer and withdrawal rights expired as scheduled at 6:00 p.m., New York City time, on January 3, 2014. Broadridge Corporate Issuer Solutions, Inc., the depositary, has advised that, as of that time, 6,149,923 shares of Company Common Stock had been validly tendered and not properly withdrawn in the Offer (not including 22,900 shares of Company Common Stock tendered pursuant to notice of guaranteed delivery). Shares of Company Common Stock which were validly tendered and not properly withdrawn in the Offer, together with the contribution of shares of Company Common Stock by Mr. Scott D. Dorfman, the Company’s founder, Chairman, President and Chief Executive Officer, resulted in Purchaser holding greater than 90% of the shares of Company Common Stock outstanding on January 6, 2014. All shares of Company Common Stock that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Purchaser.

On January 6, 2014, Parent and Purchaser will consummate the Merger as a “short-form” merger pursuant to the terms of the Merger Agreement and applicable Georgia law. Purchaser will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent. In the Merger, each share of Company Common Stock not previously purchased in the Offer (other than shares of Company Common Stock as to which dissenters’ rights have been perfected in accordance with applicable law and shares of Company Common Stock directly or indirectly held by the Company, Parent or Purchaser) will be converted into the right to receive a price of $8.20 per share of Company Common Stock. In connection with the closing of the Merger, the Company requested that The NASDAQ Capital Market (“NASDAQ”) file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the Company Common Stock and suspend trading of the Company Common Stock on NASDAQ prior to the opening of trading on January 7, 2014. The Company intends to file a Form 15 with the SEC to effect the termination of registration of the Company Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

On January 6, 2014, the Company, Parent and Purchaser issued a press release announcing the Purchaser’s completion of the Offer pursuant to the Offer to Purchase. The press release is filed as Exhibit (a)(5)(F) to the Statement and the information set forth in the press release is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(5)(F)

Press Release issued by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc. and Innotrac Corporation on January 6, 2014 (incorporated by reference to the Schedule TO Amendment No. 4 filed by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc. and certain affiliates on January 6, 2014).”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2014

INNOTRAC CORPORATION

By:	/s/ Stephen G. Keaveney
Name:	Stephen G. Keaveney
Title:	Chief Financial Officer